January 13, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Anne McConnell

Mr. Hugh West

Re:	Mohawk Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Filed February 20, 2025

File No. 001-13697

Dear Ms. McConnell and Mr. West:

In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in the letter dated December 19, 2025, to James F. Brunk, Chief Financial Officer of the Company.

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 33

1.	We note that you recorded material goodwill and intangible asset impairment charges in prior periods. We also note that the assessment of goodwill for impairment is identified by your auditor as a critical audit matter in their audit report. Based on the continued materiality of goodwill and intangible assets to your financial statements, underlying negative operating trends, and the fact that your net book value exceeds your market capitalization, please more fully explain to us how you determined the estimated fair values of your reporting units exceed their carrying values. In addition, to the extent you conclude an impairment charge that could materially impact your financial statements is reasonable possible, expand your disclosures to address the following:

•	Disclose whether you performed an impairment test since your most recent annual impairment test and explain why or why not.

•	Disclose the number of reporting units with goodwill and state whether you performed quantitative or qualitative impairment tests as of the most recent impairment test date.

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

•	Disclose the percentages by which estimated fair values exceeded carrying value, as of the most recent impairment test date, for each at risk reporting unit.

•	Disclose the amount of goodwill and the amount of intangible assets allocated to each at risk reporting unit.

•	More fully describe the methods and key assumptions used to estimate fair values, including how key assumptions are determined and how key assumptions changed over relevant periods, including the reasons why they changed.

•	More fully discuss the degree of uncertainty associated with key assumptions, including specifics to the extent possible.

•	More fully describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.

•	Explain if, and how, you consider differences between net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units.

Response:

As described in Critical Accounting Policies in the Company’s Form 10-K for the fiscal year ended December 31, 2024, the Company has identified Global Ceramic, Flooring North America (“Flooring NA”) and Flooring Rest of the World (“Flooring ROW”) as its reporting units for the purposes of allocating goodwill as well as assessing impairments. As of the Company’s 2024 annual goodwill impairment testing date, which was the first day of the fourth quarter of 2024 (the “2024 Annual Impairment Test Date”), the Company completed quantitative goodwill impairment tests (the “Annual Impairment Tests”) and determined that the estimated fair values of its reporting units with goodwill exceeded their carrying values and that the Company did not have any at-risk reporting units. Additionally, on an interim basis the Company assesses if a triggering event has occurred that might reduce the fair value of a reporting unit below its carrying value in accordance with ASC 350-20-35-3C. The Company did not identify any triggering events during the year ended as of December 31, 2024.

In 2025, the Company did not perform impairment tests at an interim date as no triggering events or circumstances were identified that might reduce the fair value of a reporting unit below its carrying value. The Company completed quantitative goodwill impairment tests for the Flooring NA and Flooring ROW reporting units as of the Company’s 2025 annual goodwill impairment testing date, which was the first day of the fourth quarter of 2025 (the “2025 Annual Impairment Test Date”).

The percentages by which estimated fair values exceeded carrying value as of the 2024 Annual Impairment Test Date for each reporting unit is as follows ($ in millions):

Reporting Unit	Estimated Fair Value	Carrying Value	Excess Estimated Fair Value	Percentage Excess Estimated Fair Value
Flooring NA	$4,634	$3,101	$1,533	49.5%
Flooring ROW	$3,596	$3,244	$352	10.9%

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

Although the Flooring ROW excess is only 11%, the Company does not believe the reporting unit is at risk. This assessment is based on the fact that Flooring ROW is currently experiencing a cyclical downturn in performance, and the long-term outlook remains positive. Third-party economic data supports anticipated recoveries in the housing market and projected reductions in interest rates, which are expected to drive growth in residential remodeling The Company also performed a quantitative analysis to support the qualitive factors by applying sensitivities to assumptions and inputs used in measuring the reporting unit’s fair value which resulted in the fair value exceeding the carrying value.

The disaggregation of the Company’s goodwill balance of $1,112.1 million as of December 31, 2024, is as follows:

$ in millions
Global Ceramic	-
Flooring NA	372.3
Flooring ROW	739.8
Total	1,112.1

Consistent with historical practice, in connection with the Company’s 2024 Annual Impairment Tests, the Company engaged a third-party valuation specialist to assist with impairment testing. Quantitative tests were performed for the Company’s reporting units. The quantitative tests utilized both an income approach using management judgments and assumptions regarding discounted cash flows as well as a comparable company market valuation approach. These two approaches were equally weighted to determine an overall estimated fair value.

The Company also completed additional valuation procedures on the Global Ceramic reporting unit as well as certain Corporate segment operations not allocated to reporting units. Finally, a market capitalization reconciliation was performed to corroborate the estimated fair values of all of the reporting units. For more information on the methods and key assumptions used to estimate fair values as well as the degree of uncertainty associated with key assumptions, please see the Company’s proposed Critical Accounting Policies disclosure below.

As of the 2024 Annual Impairment Test Date, the Company’s market capitalization of $10,023M exceeded the Company’s net book value of equity of $7,856M by $2,167M. As of December 31, 2024, the Company’s market capitalization declined to $7,519M, and the Company’s net book value of equity was $7,557M. Therefore, as of December 31, 2024, the Company’s book value was $38M greater than market capitalization ($38M excess book value). As of December 31, 2024, the Company performed an updated market capitalization reconciliation, along with other analyses on potential triggering events in ASC 350-20-35-3C, and concluded that it was not more-likely-than-not that the fair values of the Flooring NA or Flooring ROW reporting units were less than their carrying values as of December 31, 2024, and therefore no additional goodwill impairment testing needed to be performed as of December 31, 2024.

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

A summary of the results of the Annual Impairment Test as of the 2024 Annual Impairment Test Date is as follows ($ in millions):

Reporting Unit	Estimated Fair Value
Global Ceramic and Corporate	2,553
Flooring NA	4,634
Flooring ROW	3,596
Total Estimated Fair Value	10,783
Plus: Total Debt	2,182
Estimated Total Invested Capital	12,965

Market Capitalization	10,023
Plus: Total Debt	2,182
Market Total Invested Capital	12,205

Implied TIC Control Premium	6.2%

The Company also performed sensitivity analyses on the implied control premium by using share prices 15-days as well as 30-days prior to the 2024 Annual Impairment Test Date and noted implied TIC control premiums of 8.5 to 9.3%, which is the low end of the range of transaction control premiums. These implied TIC control premiums are considered well within reasonable ranges.

In consideration of the Staff’s comments, the Company believes that it is reasonably possible that an impairment charge could materially impact our financial statements. As such, the Company proposes to provide the additional disclosures below in the Critical Accounting Policies section of its Form 10-K for the fiscal year ended December 31, 2025.

Critical Accounting Policies

In accordance with the provisions of the FASB ASC Topic 350, Intangibles-Goodwill and Other, the Company tests goodwill and other intangible assets with indefinite lives, which for the Company are tradenames, for impairment on an annual basis on the first day of the fourth quarter (or on an interim basis if a triggering event occurs that might reduce the fair value of the reporting unit below its carrying value). Such triggering events or circumstances could include a significant change in the business climate, legal factors, operating performance or trends, competition, or sale or disposition of a significant portion of a reporting unit.

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

In 2025, the Company did not perform impairment tests at an interim date as no triggering events or circumstances were identified that might reduce the fair value of the reporting unit below its carrying value.

The goodwill impairment tests are based on determining the fair value of the specified reporting units relying on management judgments and assumptions using the discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy and comparable company market valuation classified in Level 2 of the fair value hierarchy. The valuation approaches are subject to key judgments and assumptions that are sensitive to change, such as judgements and assumptions about appropriate sales growth rates, operating margins, Weighted Average Cost of Capital (“WACC”), capital expenditures and comparable company market multiples.

The Company completed quantitative goodwill impairment tests for the Flooring NA and Flooring ROW reporting units in 2025. In determining the fair value of the reporting units, the Company used both an income approach and market approach to estimate the fair value of the reporting units, and with both approaches weighted equally when determining the estimated fair value. The Company engaged a third-party valuation specialist to assist in developing these estimated and valuation approaches.

•	Under the income approach, estimated future discounted cash flows were used to estimate the fair value of the reporting unit. The income approach required the Company’s management to make certain market participant key assumptions such as growth rates, operating margins, and WACC and capital expenditures.
•	Under the market approach, the Company estimated the fair value of a reporting unit based on market multiples of earnings for benchmark companies that have similar risks, participate in similar markets and compete with the Company directly.
•	Valuation multiples were selected based on a financial benchmarking analysis that compared each reporting unit’s operating results with the comparable companies’ information. In addition to these financial considerations, qualitative factors such as variations in growth opportunities and overall risk among the benchmark companies were considered in the ultimate selection of the multiple.

In order to corroborate the estimated fair value conclusions of the Company’s reporting units, the Company combined the estimated fair values for all reporting units and performed a market capitalization reconciliation to assess the reasonableness of the implied control premium. The Company also compared its market capitalization to net book value of equity to assess the implied control premium for reasonableness. The Company also applied sensitivities to assumptions and inputs used in measuring the reporting unit’s fair value to address estimation uncertainty.

The Company has not made any material changes to the valuation methodology utilized to assess goodwill impairment since the date of its last annual impairment test, which is the first day of the fourth quarter of 2025.

The Company determined the fair value of each of our reporting units exceeded their respective carrying values as of the date of its last annual impairment test.

The Company will continue to monitor the performance of the reporting units to ensure no interim indications of possible impairment have occurred before the next annual goodwill impairment assessment at the beginning of the fourth quarter of 2026.

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

(17) Segment Reporting, page 76

2.	We note you present both gross profit (loss) and operating income (loss). Please clearly identify the measure or measures of a segment’s profit or loss that the chief operating decision maker uses in assessing segment performance and deciding how to allocate resources. If the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, disclose the measure required to be reported, which is the measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. For each measure of a segment’s profit or loss used by the CODM, please disclose and discuss how the CODM uses the measure in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-28A, 50-29(f) and 55-47(bb).

Response:

The Company respectfully acknowledges the Staff’s comment and explains that while segment Gross profit (loss) is included in the financial information that is provided to the CODM for informational purposes, the CODM does not use segment Gross profit (loss) when assessing performance and allocating resources. The CODM uses the segment Operating income (loss) to allocate resources and assess performance. Therefore, the Company believes it is the metric required to be disclosed under the guidance in ASC 280-10-50-28A. In future filings, the Company plans to present only this required measure.

To address the Staff’s comment and limit confusion on the metric used by the CODM in future filings, the Company will revise Note (17) to remove segment Gross profit (loss) and replace with Cost of Goods Sold and clarify that segment Operating income (loss) is the measure used by the CODM to assess segment performance and allocate resources. The Company proposes to include the following clarifying disclosure in future filings: “The CODM considers Operating income (loss) as compared to prior year performance and forecast for each reporting segment to evaluate performance and allocate resources to the segments.”

The Company further proposes to include the following disclosures in future filings to explain how the CODM uses Operating income (loss) in assessing segment performance and deciding how to allocate resources: “For the Global Ceramic, Flooring NA and Flooring ROW segments, the CODM uses segment Operating income (loss) to allocate resources (including employees and financial or capital resources) for each segment predominantly in the annual budget and forecasting process. The CODM considers forecast-to-actual variances in Operating income (loss) on a monthly basis when making decisions about allocating resources to the segments.”

3.	We note you disclose selling, general and administrative expenses by segment. Please tell us whether any other significant segment expenses are regularly provided to the CODM or easily computable from information that is regularly provided to the CODM. In particular, tell us your consideration of presenting cost of sales by segment, which is easily computable from gross profit and net sales. In addition, for each reportable segment, disclose an amount for other segment items, along with a description of the composition of other segment items. Refer to ASC 280-10-50-26A, 50-26B and 55-15B.

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the only segment expense information regularly provided to the CODM is segment Selling, general and administrative expenses. However, as both segment Net sales and segment Gross profit (loss) are also regularly provided to the CODM, segment Cost of sales is significant and easily computable from information regularly provided to the CODM. In future filings, the Company will include disclosure of segment Cost of sales in accordance with the guidance in ASC 280-10-50-26A and 55-15B. Please see the response to Comment 4 below for an illustrative example of future planned disclosures.

Further, in accordance with guidance in ASC 280-10-50-26B, the Company proposes to include the following qualitative disclosure of other segment items in addition to quantitative disclosure in the reconciliation of segment profit/loss measure to consolidated income before income taxes: “Other segment items included in the computation of segment Operating income (loss) include impairment of goodwill and indefinite-lived intangibles.”

4.	Please provide reconciliations of the totals of your reportable segments' measures of profit or loss to your consolidated income before income taxes, in accordance with ASC 280-10-50-28C and 50-30(b).

Response:

The Company respectfully acknowledges the Staff’s comment and confirms, as discussed above, that the only measure of segment profit/loss used by the CODM to assess performance and allocate resources is segment Operating income (loss). In future filings, beginning with the Form 10-K for the fiscal year ended December 31, 2025, the Company will update its segment disclosures and proposes to include a reconciliation of segment Operating income (loss) to consolidated Earnings (loss) before income taxes in accordance with ASC 280-10-50-28C and 50-30(b). For illustrative purposes, the following is an example of the updated segment disclosure using amounts for the year ended December 31, 2024 ($ in millions):

	Global Ceramics	Flooring NA	Flooring ROW	Total
Total segment net sales	$4,226.6	$3,769.9	$2,840.4	$10,836.9

Less:
Cost of sales	$3,088.1	$2,877.9	$2,182.1	$8,148.1
Selling, general and administrative expenses	$880.7	$653.5	$393.1	$1,927.3
Other segment items	$8.3	$-	$-	$8.3
Segment operating income (loss)	$249.5	$238.5	$265.2	$753.2

Reconciliation of segment operating income (loss)
Interest expense				$48.5
Other (income) and expense, net				$0.2
Elimination of intersegment profits				$1.1
Unallocated amounts:
Corporate expenses				$57.4
Other unallocated expenses				$-
Earnings (loss) before income taxes				$646.0

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494

U.S. Securities and Exchange Commission

January 13, 2026

If you have any questions or further comments regarding these responses, please contact the undersigned by email at Dave_Patton@Mohawkind.com or by phone at (706) 624-2660.

Very truly yours,

/s/ R. David Patton

R. David Patton,
Vice President—Business Strategy and General Counsel

cc:	James F. Brunk, Chief Financial Officer

David L. Repp, VP-Chief Accounting Officer

and Corporate Controller

Paul J. Nozick, Alston & Bird, LLP

160 South Industrial Blvd. S.W. • P.O. Box 12089 • Calhoun, Georgia 30703-7002 • (800) 241-4494